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                          September 13, 2023

       Renee L. Wilm
       Chief Legal Officer
       Atlanta Braves Holdings, Inc.
       12300 Liberty Boulevard
       Englewood, CO 80112

                                                        Re: Atlanta Braves
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 8,
2023
                                                            File No. 333-274438

       Dear Renee L. Wilm:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              C. Brophy Christensen